ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

April 24, 2018	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you regarding the Trust’s Post-Effective Amendment (“PEA”) No. 63 to its registration statement. PEA No. 63 was filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective immediately upon filing. The Trust intends to incorporate any changes made in response to the comments set forth below into its registration statement with the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate at the time of filing such amendment.

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Private Placement Memorandum (“PPM”)

1.	Comment: Please revise the disclosure in the PPM to include disclosure relating to investors who are not exempt from federal income taxation, as required by Form N-1A, to address the possibility that future investors in the Fund may not be tax exempt.

Response: The Fund currently has a limited number of investors, each of whom is generally exempt from U.S. federal income taxation. Accordingly, the Fund respectfully submits that its disclosure regarding tax consequences to shareholders satisfies the requirements of Item 7 and Item 11(f) of Form N-1A and declines to make the requested changes at this time. The Fund intends to re-consider adding the requested disclosure in connection with the next update to its registration statement.

2.	Comment: The Staff notes that, as of December 31, 2016, the Fund had approximately 93% of its net assets invested in non-agency residential collateralized mortgage obligations (“RCMOs”) and 4% invested in non-agency commercial mortgage backed obligations (“CMBOs”). Please supplementally provide the ratings of these investments. We may have further comments.

Response: The tables below provide summary information regarding the credit ratings of the Fund’s investments in RCMOs and CMBOs as of December 31, 2017. For these purposes, each RCMO and CMBO has been included below based on the highest rating it had received from any Nationally Recognized Statistical Rating Organization (“NRSRO”) as of the date of the table.

RCMOs (As of December 31, 2017)
Highest NRSRO Rating	Percentage of the Fund’s RCMOs[1]	Percentage of the Fund’s Net Assets
BB+	0.19	0.17
BB	0.31	0.28
CCC+	3.13	2.87
CCC	16.22	14.86
CCC-	30.26	27.73
CC	14.81	13.58
C	0.48	0.44
D	6.58	6.03
Not Rated	28.03	25.69

1 Based on market value.

CMBOs (As of December 31, 2017)
Highest NRSRO Rating	Percentage of the Fund’s CMBOs[1]	Percentage of the Fund’s Net Assets
AAA	2.61	0.08
AA	2.56	0.08

A	1.28	0.04
A-	4.29	0.13
BBB+	6.26	0.20
BBB	4.52	0.14
BBB-	26.57	0.83
BB+	9.50	0.30
BB	3.58	0.11
BB-	2.37	0.07
B+	6.32	0.20
B	0.57	0.02
B-	5.28	0.17
CCC+	1.64	0.05
Not Rated	22.65	0.71

1 Based on market value.

3.	Comment: Because the Fund’s name includes the term “Credit,” the Staff would expect that the Fund would adopt an 80% policy consistent with the requirements of Rule 35d-l(a)(2) under the 1940 Act. Accordingly, if the term “Credit” describes the various types of debt securities in which the Fund intends to invest, please adopt such a policy.

Response: The term “Selective Credit” used in the Fund’s name is meant to suggest not a particular type of investment, but rather an investment strategy focused on detailed analysis of securities and issuers. The Fund respectfully refers the Staff to the following disclosure which describes how DoubleLine Capital LP (“DoubleLine” or the “Adviser”) will select the issuers to which the Fund will be exposed:

DoubleLine will select investments over time to implement its long-term strategic investment view. It may buy and sell securities opportunistically in response to short-term market, economic, political, or other developments or otherwise as opportunities may present themselves. In selecting individual securities for investment by the Fund, DoubleLine uses a bottom-up security selection process, reflecting in-depth research and analysis. DoubleLine will manage the Fund under an integrated risk management framework overseen by the Fund’s portfolio management team and DoubleLine’s risk management committee.

Accordingly, use of the term “Selective Credit” does not require adoption of an 80% policy. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) ( “rule [35d-1] does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments”).

In addition, the Fund respectfully submits that a number of other registrants use the term “credit” in their names and without the adoption of a related 80% policy pursuant to Rule 35d-1. See, e.g., Nuveen Symphony Credit Opportunities Fund; The Arbitrage Credit Opportunities Fund; and Legg Mason BW Alternative Credit Fund.

For these reasons, the Fund respectfully declines to adopt an 80% policy.

4.	Comment: The disclosure in “Cash Position Risk” on page 11 of the PPM states that, “The Fund may hold any portion of its assets in cash, cash equivalents, or other short-term investments at any time or for an extended time.” Please explain how the ability to have 100% of the Fund’s assets in cash, as would be permitted under the current disclosure, is consistent with the Fund’s investment objective to seek long-term total return.

Response: The Fund is actively managed to achieve long-term total return, and the portfolio management team has the ability to adjust the amount of cash in the Fund to meet that objective. The disclosure in “Cash Position Risk” is intended to convey that the portfolio management team has broad discretion to use cash to meet the Fund’s investment objective.

5.	Comment: Please add additional disclosure to the “Fund Level Tax Risk” disclosure regarding the potential consequences if the Fund were to be taxed as a personal holding company. For example, would shareholders experience double taxation? Would the Fund lose its status as a regulated investment company? Would there be other consequences not expected by investors? The Staff suggests moving the relevant disclosure in the “Distributions and Taxes—Taxation of the Fund” section of the Statement of Additional Information (“SAI”) to the prospectus risk disclosure.

Response: The Fund respectfully declines to make any changes to the “Fund Level Tax Risk” disclosure. As noted in the existing disclosure, if the Fund were a personal holding company, it would be subject to Fund-level income tax and an additional personal holding company tax of 20% on all its investment income and gains not timely distributed to shareholders. While in other cases imposition of such Fund-level tax may result in double taxation, it only results in a single level of taxation for shareholders of the Fund, which are otherwise tax-exempt. Status as a personal holding company would not cause the Fund to lose its status as a regulated investment company. The Fund believes that all other material tax consequences to shareholders are adequately disclosed in the SAI and that such disclosure suffices, particularly in light of the fact that the Fund will seek to distribute all of its income and gain in a timely manner such that it will not be subject to an income tax or an otherwise applicable personal holding company tax.

6.	Comment: Under “Temporary Defensive Strategies” on page 25 of the PPM, the Fund states that it may use derivative instruments as a means to limit the Fund’s exposure to certain adverse conditions. Please remove the reference to derivatives instruments or provide additional disclosure on how derivatives would be used, including examples of the types of derivatives the Fund would use when taking a defensive position.

Response: The disclosure referenced in this Comment is intended to give the Adviser broad flexibility to manage the Fund in such a way as to limit the Fund’s exposure in a variety of circumstances, some of which may not be currently anticipated. The Fund believes that a variety of temporary defensive strategies may be appropriate under different circumstances. However, in response to this Comment, the disclosure will be enhanced substantially as follows:

When attempting to respond to adverse market, economic, political, or other conditions, the Fund may take temporary defensive positions that may be inconsistent (including materially inconsistent) with the Fund’s principal investment strategies. The Adviser then may, but is not required to, temporarily use alternative strategies that are mainly designed to limit the Fund’s exposure to such adverse conditions under the circumstances. In implementing these strategies, the Fund may invest primarily in, among other things, U.S. Government and agency obligations, fixed or floating rate investments, cash or money market instruments (including, money market funds), or any other securities or instruments that the portfolio managers considers consistent with such defensive strategies or deemed consistent with the then existing market conditions. By way of example, the Fund may hold a higher than normal proportion of its assets in cash in times of extreme market stress. The Fund may also use derivatives, such as futures contracts, interest rate swaps, and credit default swaps, as an efficient means to adjust the Fund’s interest rate, credit, and other exposures in response to changing market conditions. During periods when the Fund has taken temporary defensive positions, the Fund may not achieve its investment objective.

7.	Comment: Please confirm that the Expense Limitation Agreement between the Trust, on behalf of the Fund, and the Adviser are filed as exhibits to the registration statement.

Response: The Fund confirms that the current Expense Limitation Agreement relating to the Fund was filed as an exhibit to post-effective amendment no. 57 to the registration statement on July 28, 2017.

8.

Comment: The Staff requests that the Fund modify the disclosure in the “Advisory Agreement” section to disclose that the Adviser may recoup amounts waived or expenses reimbursed only for three years from the date of the waiver, as opposed to any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, as is currently the policy. Alternatively, the Staff believes that the Fund should identify the obligation to repay the Adviser as a liability in its financial statements or explain supplementally why the Fund’s obligation to repay the Adviser is not probable even though the period during which the Adviser can recoup amounts waived and/or reimbursed is longer than the waiver period.

Response: The Fund believes its current disclosure and accounting practices are appropriate and generally consistent with industry practice. The Fund respectfully submits that an approach of recouping amounts waived and/or reimbursed by the date of the three-year anniversary of a fee waived or reimbursed on a particular day is neither practicable nor consistent with our understanding of the practice of a significant number of other fund families in the industry.

9.	Comment: Please confirm that the Adviser may only recoup amounts waived or expenses reimbursed if it does not cause the Fund’s expense ratio to exceed the level of the expense limitation in effect at the time such amounts were originally waived or reimbursed or the level of the current expense limitation in effect.

Response: The Fund confirms that the Adviser’s right to recoupment would be subject to the terms and conditions of any expense limitation then in effect and that the Adviser would not generally seek reimbursement if any such reimbursement would cause the Fund’s (or, where applicable, a class’s) then-current expense ratio (not including any expenses not subject to the terms of the earlier expense limitation agreement (the “Original ELA”)) to exceed the level at which the Fund’s expenses were previously limited in accordance with the terms of the Original ELA.

10.	Comment: On page 32 of the PPM, please add additional disclosure regarding the typical number of days or estimated range of days that the Fund expects it will take to pay redemption proceeds for each payment method in accordance with Item 11(c)(7) of Form N-1A.

Response: The Fund respectfully refers the Staff to the following disclosure, which describes the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders:

The Fund will normally pay redemption proceeds within seven days of the submission of a redemption request in good order, either by transfer of portfolio securities in kind or by payment of cash.

The Fund notes that this disclosure differs from that of the other series of DoubleLine Funds Trust in light of the nature of the Fund’s shareholder base.1 The Fund does not expect the number of days to differ by payment method. As such, the Fund respectfully

1 The other series of DoubleLine Funds Trust have the following related disclosure:

The Funds typically seek to send redemption proceeds on the next business day (as provided above) after the redemption request is received in good order and prior to market close, regardless of whether the redemption proceeds are sent via check, wire, or ACH transfer; however, the Funds reserve the right to pay redemption proceeds as long as seven days after the receipt of a redemption request.

submits that its disclosure regarding the number of days that the Fund expects it will take to pay redemption proceeds satisfies the requirements of Item 11(c)(7) of Form N-1A.

11.	Comment: Please add additional disclosure regarding the redemption methods the Fund typically expects to use to meet redemption requests in accordance with Item 11(c)(8), including which redemption methods will be used regularly and which will be used in stressed market conditions.

Response: The Adviser respectfully refers the Staff to the following disclosure on page 32 of the PPM:

The Adviser expects to use a variety of resources to honor redemption requests, including available cash; short-term investments; interest, dividend income and other monies earned on portfolio investments; the proceeds from the sale or maturity of portfolio holdings; in kind distributions of securities and various other techniques, including, without limitation, repurchase agreements. The Fund has available to it an uncommitted line of credit that it may draw on to manage its liquidity needs. There can be no assurance that any credit facility will be available to the Fund or available in sufficient amounts to the Fund under all circumstances. A variety of other measures, such as redemptions in kind (i.e., payment in portfolio securities rather than cash), may also be used to honor redemptions. In determining whether to pay redemption proceeds in cash or in kind, the Fund expects to consider a number of factors, such as the Fund’s cash position, anticipated subscriptions and redemptions, the liquidity of the Fund’s portfolio of investments as determined by the Adviser, the amount of the redemption request, and the amount of advance notice the shareholder has provided regarding the anticipated redemption request. If your shares are redeemed in kind you will incur transaction costs upon disposition of the securities received in the distribution, as well as taxes on any capital gains from the sale as with any redemption. In addition, you would continue to be subject to the risks of any market fluctuation in the value of the securities you receive in kind until they are sold. The Adviser expects to use the resources and measures discussed above, amongst others, to meet redemption requests in regular and stressed market conditions.

The Fund believes that the disclosure above satisfies the requirements of Item 11(c)(8) of Form N-1A.

12.	Comment: Please consider revising the Fund’s disclosure regarding redemptions in kind on page 33 of the PPM to add more detail, such as whether redemptions in kind will be made with pro-rata slices of the Fund’s portfolio, individual securities, or a representative basket of securities. See page 294 of the adopting release for the Investment Company Liquidity Risk Management Program.

Response: If the Fund were to redeem one or more shareholders in kind, the Fund would expect to do so in a manner consistent with applicable guidance from the Staff of the SEC and would expect to seek to distribute in kind an approximate pro rata slice of the Fund’s portfolio or a basket of securities generally representative of the Fund’s overall portfolio.

The Fund’s ability to do so at any particular time would be subject to a number of considerations, such as market conditions then existing and the size of the Fund’s various positions. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

Statement of Additional Information

13.	Comment: Please disclose on the cover of the SAI whether any information is incorporated by reference.

Response: The requested change will be made in the Fund’s next annual update to the extent applicable.

14.	Comment: The Staff notes that the Fund includes the following disclosure on page 1 of the SAI: “Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” The Staff’s view is that investments in privately issued mortgage-backed securities should be considered investments in a single industry or group of industries for purposes of a fund’s industry concentration policy and that the Fund should look to the underlying assets of the asset-backed securities held by the Fund in determining into which industry such instruments could be classified. Accordingly, the Staff believes that the Fund is currently in violation of its industry concentration policy and, based on a review of the Fund’s shareholder reports, has been for several years in light of its high investment concentration in non-agency RCMOs. Please tell us how the Fund will come into compliance with its concentration policy within a reasonable time, and please give us an estimate of what is a reasonable time.

Response: Immediately following the list of the Fund’s fundamental investment policies in the SAI, the Fund states (and has stated since the organization of the Fund) that “mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restriction noted above does not apply to such securities.” The Fund has complied with this plain disclosure since the Fund’s inception. The Fund is not aware of any published guidance from the SEC or its Staff that establishes or sets forth the Staff’s view stated above that privately issued mortgage- and/or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

15.

Comment: Fundamental policy 4 provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise this policy to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. If the Fund determines not to make such revision, please explain why exposure to a financial intermediary in this context should be treated differently for issuer diversification purposes than for industry concentration purposes.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration.

Loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally change very little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass through with respect to a loan or participation, the primary concern with respect to that intermediary relates to a specific issuer—i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect the values of the investments in all or most of the issuers in such industry similarly.

16.	Comment: With respect to the last phrase in fundamental policy number 4, which states that “derivatives counterparties are not considered to be part of any industry,” please confirm how the Fund treats derivatives for purposes of the Fund’s industry concentration policy.

Response: The Fund notes that the quoted language is intended to address the fact that, when the Fund enters into derivative transactions with a dealer, it does so to gain exposure to the security or other reference asset underlying the derivative, and not to the dealer itself. The value of a derivative instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity or reference asset, and/or, potentially, the changes in the relevant industry of the issuer of the underlying security, index, commodity or reference asset, and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset, exposure to a dealer counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer.

17.	Comment: In the discussion on page 17 regarding credit default swaps, please disclose that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment. However, the Adviser notes that it currently anticipates that it would segregate assets equal to the full notional amount of its credit default swap agreements when a DoubleLine-sponsored fund is a protection seller, though the Adviser would consider the circumstances and the relevant SEC guidance at such time before making a determination.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.